Exhibit 97.

In this Policy

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We, Us, Our and Precision mean Precision Drilling Corporation and its subsidiaries and affiliates
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You, Your and Precision Persons mean our employees, officers and contractors
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Board means our Board of Directors
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Policy means this Compensation Recoupment policy

About This Policy

Incentive-based compensation received by an employee of the Corporation or a subsidiary of the Corporation (“Subsidiary”) who currently serves or previously served as an Executive Officer is subject to recoupment in the circumstances set out in this Stock Exchange Recoupment Policy. This Stock Exchange Recoupment Policy has been adopted in compliance with the requirements of Section 10D of the Securities Exchange Act of 1934 and the listing standards of the NYSE (the “Exchange”). It shall apply so long as the Corporation has a class of securities publicly listed on a United States national securities exchange or a national securities association.

Application

“Executive Officer” means the Corporation’s president, principal financial officer, principal accounting officer (or if there is no such accounting officer, the controller), any vice-president (or equivalent) of the Corporation or its Subsidiary in charge of a principal business unit, division, or function (such as sales, administration, or finance), any other officer who performs a policy-making function, or any other person who performs similar policy-making functions for the Corporation or its Subsidiary. Policy-making function is not intended to include policy-making functions that are not significant. Identification of an Executive Officer for purposes of this Stock Exchange Recoupment Policy would include at a minimum executive officers identified pursuant to 17 CFR 229.401(b).

“Incentive-based compensation” means any compensation that is: (a) granted, earned, or vested based wholly or in part upon the attainment of a financial reporting measure; or (b) determined based on (or otherwise calculated by reference to) compensation in (a) above [(this may include, without limitation, amounts under any long-term disability, life insurance or supplemental retirement or severance plan or agreement, any notional account that is based thereon, as well as any earnings or dividend equivalents accrued thereon)]1.

Notes:

1.
The square bracketed language is not prescribed by the U.S. rules but provides helpful guidance on the concept.

“Financial reporting measure” means any (i) measure that is determined and presented in accordance with the accounting principles used in preparing the Corporation’s financial statements, (ii) stock price, (iii) total shareholder return, and (iv) any measures that are derived wholly or in part from any measure referenced in (i), (ii), or (iii). A financial reporting measure need not be presented within the financial statements or included in a filing with governmental authorities.

When is Incentive-based Compensation Subject to Recoupment?

In the event that the Corporation is required to prepare an accounting restatement due to the material noncompliance of the Corporation with any financial reporting requirement under securities laws, including any required accounting restatement to correct an error in previously issued financial

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statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (a “financial restatement”), then, subject to the below section, the Corporation or a Subsidiary shall recoup reasonably promptly the amount of erroneously awarded incentive-based compensation received during or related to the relevant recovery period from a current or former employee of the Corporation or a Subsidiary who served as an Executive Officer.

For clarity, this Stock Exchange Recoupment Policy shall only apply in situations where a financial restatement is the result of material non-compliance with financial reporting requirements under securities laws. A restatement due to the following circumstances shall not require the application of this Stock Exchange Recoupment Policy: (1) an out-of-period adjustment (i.e., the correction of an immaterial error in previously-issued financial statements, provided that such correction is immaterial to the current period), (2) an accounting restatement pursuant to an order issued by an applicable securities regulatory authority (provided such order is unrelated to any material non-compliance of the Corporation with any financial reporting requirement under securities laws), (3) the retrospective application of a change in applicable accounting principles, rules, standards or interpretations, (4) the retrospective revision to reportable segment information due to a change in the structure of the Corporation’s internal organization, (5) a retrospective reclassification due to a discontinued operation, (6) the retrospective application of a change in reporting entity, such as from a reorganization of entities under common control, (7) retrospective adjustments to provisional amounts in connection with a prior business combination, and (8) retrospective revision for stock splits, stock dividends, or other changes in the Corporation’s capital structure.

This Stock Exchange Recoupment Policy applies to all incentive-based compensation received2 by a person on or after October 2, 2023: (a) after beginning service as an Executive Officer; (b) who served as an Executive Officer at any time during the performance period for that incentive-based compensation; (c) while the Corporation has a class of securities listed on a national securities exchange or a national securities association; and (d) during the three completed fiscal years immediately preceding the date that the Corporation is required to prepare an accounting restatement, plus any transition period (that results from a change in the Corporation’s fiscal year) within or immediately following those three completed fiscal years; provided that, a transition period between the last day of the Corporation’s previous fiscal year end and the first day of its new fiscal year that comprises a period of nine to 12 months would be deemed a completed fiscal year (such total time period, the “relevant recovery period”).

Notes:

2.
Incentive-based compensation is deemed received in the Corporation’s fiscal period during which the financial reporting measure specified in the incentive-based compensation award is attained, even if the payment or grant of the incentive-based compensation occurs after the end of that period.

For purposes of determining the relevant recovery period, the date that the Corporation is required to prepare an accounting restatement is the earlier to occur of: (a) the date the Corporation’s board of directors, a committee of the board of directors, or the officer or officers of Corporation authorized to take such action if board action is not required, concludes, or reasonably should have concluded, that the Corporation is required to prepare an accounting restatement; or (b) the date a court, regulator, or other legally authorized body directs the Corporation to prepare an accounting restatement.

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Determination of Erroneously Awarded Incentive-based Compensation

The amount to be recouped in connection with a financial restatement (the “erroneously awarded incentive-based compensation”) is the amount of incentive-based compensation received that exceeds the amount of incentive-based compensation that otherwise would have been received had it been determined based on the restated amounts in the financial restatement, and must be computed without regard to any taxes paid.

For incentive-based compensation based on stock price or total shareholder return, where the amount of erroneously awarded compensation is not subject to mathematical recalculation directly from the information in an accounting restatement: (i) the amount must be based on a reasonable estimate of the effect of the accounting restatement on the stock price or total shareholder return upon which the incentive-based compensation was received; and (ii) the Corporation or its applicable Subsidiary must maintain documentation of the determination of that reasonable estimate and provide such documentation to the applicable stock exchanges.

Determination and Process

Except as set forth in subsection below, the Corporation may not accept an amount that is less than the recoupment amount in satisfaction of the Executive Officer’s obligations under this Stock Exchange Recoupment Policy.

To the extent that an Executive Officer has already reimbursed or repaid the Corporation for any recoupment amount received under any duplicative recovery obligations established by the Corporation or applicable law, such amount shall be credited to the recoupment amount that is subject to recovery under this Stock Exchange Recoupment Policy.

Discretion

In determining that an individual’s incentive-based compensation is subject to recoupment under this policy and, if so, the amount which is subject to recoupment (the “recoupment amount”), the Corporation’s committee of independent directors responsible for executive compensation decisions, or in the absence of such a committee, a majority of the independent directors serving on the Corporation’s board of directors may take into account the following factors:

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the direct expense paid to a third party to assist in enforcing this policy would exceed the amount to be recovered. Before concluding that it would be impracticable to recover any amount of erroneously awarded compensation based on expense of enforcement, the Corporation must make a reasonable attempt to recover such erroneously awarded compensation, document such reasonable attempt(s) to recover, and provide that documentation to the applicable stock exchanges;
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recovery would violate home country law where that law was adopted prior to November 28, 2022. Before concluding that it would be impracticable to recover any amount of erroneously awarded compensation based on violation of home country law, the Corporation must obtain an opinion of home country counsel, acceptable to the applicable stock exchanges, that recovery would result in such a violation, and must provide such opinion to the applicable stock exchanges; and

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recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the registrant, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.

Determinations and Due Process

An individual whose incentive-based compensation is subject to recoupment under this policy will be provided with written notice of the intention to recoup amounts under this policy and the reasons therefor and the opportunity to be heard (which may be in-person, telephone or in writing, as determined by the Board of Directors or a committee thereof). All determinations by the Board of Directors or a committee thereof with respect to this policy shall be final and binding on all interested parties.

Procedure for Recoupment3

Recoupment of erroneously incentive-based compensation received may include any or all of the following: (i) [withholding], forfeiture or cancellation of unpaid incentive-based compensation (including bonus, options, share appreciation rights, restricted share units, restricted performance share units and all equivalents); (ii) require repayment to the Corporation or Subsidiary of incentive-based compensation amounts previously received by the individual in respect of the relevant recovery period (including any amounts withheld by the Corporation or a Subsidiary in respect of taxes and remitted to an applicable tax authority); (iii) to the extent not subject to forfeiture or cancellation in accordance with (i) above, forfeiture of any pre-tax payments that would be made by the Corporation on behalf of the Executive Officer, which, but for the recoupment under this policy, would be paid by the Corporation on behalf of the Executive Officer for any future amounts owed; and (iv) seeking recovery on any gain realized on the exercise, settlement, sale, transfer or other disposition of any equity received from any option or share appreciation right.

Where recoupment is to be effected by reimbursement or payment of amounts pursuant to any of clause (ii), (iii) and (iv) above, the Corporation or the Subsidiary shall make written demand upon the individual for such amounts. To the extent the recoupment amount is not immediately recovered by forfeiture or cancellation of unpaid incentive-based compensation pursuant to clause (i) above or by payment from the individual following a written demand therefore, the Corporation or the Subsidiary may, subject to applicable law, deduct the recoupment amount, or any unrecovered portion thereof, from salary, wages and/or any other compensation, subject to such limitations as may be prescribed by applicable law,4 whether or not referable to the relevant recovery period owing, awarded or payable by the Corporation or Subsidiary to the individual or withhold, forfeit and/or cancel [or set off against] any incentive compensation not relating to such period [and/or set off against any other amounts payable to the individual] to make up for any unrecovered portion of the recoupment amount, and to bring any other actions against the individual which it may deem necessary or advisable to recover all of the recoupment amount.

Notes:

3.
We recommend that this Stock Exchange Recoupment Policy provide that the Corporation can recoup the amount from any source. However, recoupment can be limited to just the incentive-based compensation received in respect of the relevant recovery period. We have square bracketed where additional changes can be made in this Subsection 0 based on the Corporation’s preference.
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Note that authorization in writing from the employee is required to deduct a specific amount from wages. Generally, either the amount or a formula for determining the amount must be included in such authorization. The inclusion of this sentence in the Stock Exchange Recoupment Policy does not likely constitute authorization. If the Corporation intends to deduct all or part of the recoupment amount from an employee’s

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wages, consent should be obtained (preferably at the time the amount is known, however, it may be helpful to have the employee sign an authorization in advance concurrently with this Stock Exchange Recoupment Policy).

No Indemnification or Compensation for Recoupment

Notwithstanding any provision of the Articles or By-laws of the Corporation or of any agreement between the Corporation and an employee, employees are not entitled to be indemnified for any portion of any incentive-based compensation which is subject to recoupment under this Stock Exchange Recoupment Policy or any taxes previously paid or other costs associated with the receipt of such incentive-based compensation or the application of this Stock Exchange Recoupment Policy.

General

This Stock Exchange Recoupment Policy is in addition to any other action or remedy available to the Corporation or Subsidiary against the individual under applicable law, up to and including termination of employment and/or legal action for breach of fiduciary duty.

Any employment agreement or incentive award or similar agreement entered into or amended after the effective date of this Stock Exchange Recoupment Policy may, as a condition to the grant of any benefit covered by such agreement or award, require the affected employee to contractually agree to abide by the terms of this Stock Exchange Recoupment Policy.

History of This Policy

The Board approved this Policy as a governance practice on October 25, 2023.

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